EXHIBIT 99.1

Cellectis Provides Business Update and Reports Financial Results for Third Quarter and First Nine Months 2022

  ASH 2022 sponsored programs – UCART123 abstract selected for oral presentation & preclinical data on UCARTCS1 selected for poster presentation, in collaboration with the Amsterdam University Medical Center
  Preclinical data on TALEN®-edited smart CAR T-cells to be presented at SITC 2022
  Partner Allogene Therapeutics announced having initiated industry’s first allogeneic CAR T Phase 2 trial
  Iovance Biotherapeutics, Inc. announced having dosed the first patient and completed safety observation period in its IOV-GM1-201 clinical trial
  Mark Frattini, M.D., Ph.D., appointed Chief Medical Officer
  Cash position1 of $103 million as of September 30, 2022
  Conference call scheduled for 8AM ET/2PM CET on November 4, 2022

NEW YORK, Nov. 03, 2022 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS – Nasdaq: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop potentially life-saving cell and gene therapies, announced its results for the three-month and nine-month periods ending September 30, 2022.

“2022 has been a productive year thus far for Cellectis. Today, we were proud to announce that our UCART123 abstract was accepted for an oral presentation at the American Society of Hematology Annual Meeting. Acute myeloid leukemia presents a huge unmet medical need with a lack of cell therapy options, and these encouraging preliminary clinical data are a great step for patients with this condition,” said André Choulika, Ph.D., Chief Executive Officer of Cellectis.

“We continue to enroll patients in our three Cellectis-sponsored Phase 1 dose escalation clinical trials and are very excited to initiate the dosing of patients with our product candidates UCART22 and UCART20x22 that have been fully manufactured in-house. This quarter, our partnerships continued to be a highlight for Cellectis, as several of our licensed partners disclosed exciting milestones. Our licensed partner, Allogene Therapeutics, announced that it was entering into the potentially pivotal Phase 2 trial, for patients with large B-cell lymphoma. Iovance Biotherapeutics announced that the first patient was dosed and completed the safety observation period in the IOV-GM1-201 clinical trial of Iovance’s first genetically modified TALEN®-edited TIL therapy for the treatment of previously treated advanced melanoma or metastatic NSCLC. These achievements showcase once more that TALEN® is a technology of choice for leading cell and gene therapy companies, and that we are continuing to deliver on our promise of constant innovation in order to advance the efforts of both our and our partner’s clinical trials. Cellectis remains steadfast in its mission to develop innovative cancer therapy product candidates, and I am proud of the progress we have made in our journey this year.”

Pipeline highlights

UCART Clinical Development Programs

BALLI-01 (evaluating UCART22) in relapsed or refractory B-cell acute lymphoblastic leukemia (r/r B-ALL)

  UCART22 is an allogeneic CAR T-cell product candidate that targets CD22 and is being evaluated in the BALLI-01 clinical study, a Phase 1/2a open-label dose-escalation study designed to evaluate the safety and clinical activity of the product candidate in patients with relapsed or refractory B-cell acute lymphoblastic leukemia (r/r B-ALL)
  BALLI-01 is currently enrolling patients at dose level 3 (DL3) (5 × 106 cells/kg) with fludarabine, cyclophosphamide and alemtuzumab (FCA) preconditioning regimen.
  Cellectis plans to initiate dosing patients with UCART22 product candidate manufactured fully in-house.

AMELI-01 (evaluating UCART123) in relapsed or refractory acute myeloid leukemia (r/r AML)

  UCART123 is an allogeneic CAR T-cell product candidate targeting CD123 and is being evaluated in patients with relapsed or refractory acute myeloid leukemia (r/r AML) in the AMELI-01 Phase 1 dose-escalation clinical study.
  Today, Cellectis announced the release of an abstract, which was accepted for oral presentation at the American Society of Hematology (ASH) 2022 Annual Meeting.
  The abstract includes preliminary clinical data from the Phase I, open-label, dose-escalation AMELI-01 study in patients with r/r AML, showing that adding alemtuzumab to the fludarabine and cyclophosphamide lymphodepletion regimen was associated with improved lymphodepletion and significantly higher UCART123 cell expansion, which correlated with improved activity.
  These encouraging data support the continued enrollment into the study.
  Oral presentation will occur on December 12 at 5:00PM; Ernest N. Morial Convention Center, Hall E
  Link to abstract here.

MELANI-01 (evaluating UCARTCS1) in relapsed or refractory multiple myeloma (r/r MM)

  UCARTCS1 is an allogeneic CAR T-cell product candidate targeting CS1 and is being evaluated in patients with relapsed or refractory multiple myeloma (r/r MM) in the MELANI-01 Phase 1 dose-escalation clinical study.
  Cellectis is currently enrolling patients at dose level 1 (DL1) (1 × 106 cells/kg) with fludarabine and cyclophosphamide preconditioning regimen.

NatHaLi-01 (evaluating UCART20x22) in relapsed or refractory Non-Hogdkin Lymphoma (r/r NHL)

  UCART20x22 is Cellectis’ first allogeneic dual CAR T-cell product candidate being developed for patients with relapsed or refractory non-Hodgkin lymphoma (r/r NHL).
  UCART20x22 is Cellectis’ first product candidate fully designed, developed and manufactured in-house, showcasing the Company’s transformation into an end-to-end cell and gene therapy platform spanning discovery, product development, manufacturing of starting materials used for genomic engineering and final cell therapy product candidates, in addition to clinical development.
  On August 1st, the U.S. Food and Drug Administration (FDA) allowed Cellectis’ IND to proceed with UCART20x22 in clinical development for patients with r/r NHL.

Research Data & Preclinical Programs

UCARTCS1

  Today, Cellectis in collaboration with the Amsterdam University Medical Center (VUmc) announced the release of an abstract on product candidate UCARTCS1, which was accepted for poster presentation at the ASH 2022 Annual Meeting.
  The abstract includes preclinical data evaluating in vitro activity of UCARTCS1 against multiple myeloma (MM) cell lines and bone marrow samples from MM patients, as well as in vivo activity in a MM mouse model. The potential impact of previous therapy and tumor characteristics on the in vitro efficacy of UCARTCS1 was also investigated.
  The preclinical data that will be presented demonstrate anti-tumor activity in vitro and in vivo supporting the potential benefit of our UCARTCS1 first in-human study, MELANI-01, a Phase 1, open-label, dose-escalation trial for patients with r/r MM.
  Presentation will occur on Saturday, December 10, 2022; 5:30 PM - 7:30 PM; Ernest N. Morial Convention Center, Hall D
  Link to abstract here.

TALEN®-edited smart CAR T-cells

  On October 5, Cellectis announced that preclinical data on TALEN®-edited smart CAR T-cells supporting improved solid tumor targeting will be presented at the Society for Immunotherapy of Cancer’s (SITC) Annual meeting, to be held on November 8-12, 2022 in Boston.
  Cellectis will present two posters:
    A poster on TALEN®-edited smart CAR T-cells targeting MUC1-expressing solid tumors. MUC1 is a tumor-associated antigen that is overexpressed in a number of solid tumor malignancies including triple-negative breast cancer (TNBC).

    A poster on innovative T-cell engineering strategies designed to increase the activity of CAR T-cells for solid tumors while mitigating toxicity risks.
  Presentations will occur on November 10, from 9:00AM until 9:00PM ET, Hall C.

TALEN®-based gene therapy preclinical programs

  On October 11, at the European Society of Gene and Cell Therapy (ESGCT), Cellectis presented pre-clinical data that leverages TALEN® gene editing technology to develop a hematopoietic stem and progenitor cell (HSPCs)-based gene therapy for the treatment of sickle cell disease, and a TALEN®-based gene editing approach that reprograms HSPCs to secrete alpha-L-iduronidase (IDUA), a therapeutic enzyme missing in Mucopolysaccharidosis type I (MPS-I).
  The pre-clinical data presented at ESGCT further demonstrate our ability to leverage TALEN® gene editing technology to potentially address genetic diseases, namely sickle cell disease and lysosomal storage diseases. By correcting a mutation or inserting a corrected gene at the HSPC level, Cellectis aims to provide a lifelong supply of healthy cells in a single intervention.
  Click here to access the presentations and abstracts.

Licensed Allogeneic CAR T-cell Development Programs
Allogene Therapeutics, Inc.’s CAR T programs utilize Cellectis technologies.

ALLO-501 and ALLO-501A are anti-CD19 products being jointly developed under a collaboration agreement between Servier and Allogene based on an exclusive license granted by Cellectis to Servier (the “Servier Agreement”). Servier grants to Allogene exclusive rights to ALLO-501 and ALLO-501A in the U.S. while Servier retains exclusive rights for all other countries. In September 2022, Servier communicated that it was discontinuing its involvement in the development of in-licensed CD19 products and purporting to provide Allogene with the ability to elect to obtain a license to the CD19 Products outside of the United States. We are evaluating all available options and contractual remedies to address the foregoing matters and other performance issues, which we believe may involve material breaches of the Servier Agreement by Servier.

Allogene’s anti-BCMA and anti-CD70 programs are licensed exclusively from Cellectis by Allogene and Allogene holds global development and commercial rights to these programs.

Servier and Allogene: anti-CD19 programs

  On October 6, 2022, Allogene announced it has initiated potentially pivotal allogeneic CAR T Phase 2 clinical trial of ALLO-501A (ALPHA2 trial) in patients with relapsed/refractory (r/r) large B-cell lymphoma (LBCL). Allogene expects that the ALPHA2 trial will enroll approximately 100 patients who have received at least two prior lines of therapy and have not received prior anti-CD19 therapy. Allogene announced that updated clinical data from the CD19 program will be provided at Allogene’s R&D Showcase on November 29, 2022.

Allogene: anti-BCMA program

  On November 2, 2022, Allogene announced that the Phase 1 portion of the UNIVERSAL trial on ALLO-715 continues enrolling patients with r/r multiple myeloma (MM). Allogene also announced it will provide a clinical update from UNIVERSAL focused on a single dose ALLO-715 and discuss next steps for the program at the R&D Showcase.

Allogene: solid tumor program

  On November 2, 2022, Allogene stated that ALLO-316, which targets CD70, its first AlloCAR T candidate for solid tumors, is being studied in patients with advanced or metastatic clear cell renal cell carcinoma (RCC) in the Phase 1 TRAVERSE trial.

Gene Editing Partnerships

Iovance Biotherapeutics, Inc. (“Iovance”)

  On October 10, 2022, Iovance announced that the first patient was dosed and completed the safety observation period in the IOV-GM1-201 clinical trial of Iovance’s first genetically modified TIL therapy in development, IOV-4001, for the treatment of previously treated advanced melanoma or metastatic NSCLC.
  To inactivate the gene coding for the PD-1 protein, IOV-4001 utilizes the gene-editing TALEN® technology licensed from Cellectis. This single genetic modification in IOV-4001 has the potential to enhance the antitumor activity of the TIL mechanism to directly target and kill tumor cells.
  Dosing the first patient with IOV-4001 is an important first step in providing proof-of-concept for delivering genetically modified TIL therapy to solid tumor patients with significant unmet needs and few treatment options.

Cytovia Therapeutics

  Cytovia announced it will present new preclinical data on TALEN® gene-edited, induced pluripotent stem cells (iPSC)-derived Natural Killer (NK) cells at the Society for Immunotherapy of Cancer’s (SITC) Annual Meeting. The abstract, entitled “TALEN®-Based Gene-Edited iPSC-Derived NK (iNK) Cells Demonstrate Enhanced Antitumor Activity”, was accepted for poster presentation.
  These data highlight the progress of Cellectis’ research and development collaboration with Cytovia to develop TALEN®-edited iPSC NK and CAR-NK cells. Cellectis has developed custom TALEN® which Cytovia is using to edit iPSCs in a safe and effective manner.
  The poster presentation will occur on November 11, from 9:00AM until 9:00PM ET, Poster Hall.

Corporate Updates

Appointment

  On September 28, 2022, Cellectis announced the appointment of Mark Frattini, M.D., Ph.D., as Chief Medical Officer.
  Dr Frattini joined Cellectis in August 2020 as Senior Vice President of Clinical Sciences and has been responsible for Cellectis’ clinical leadership including the clinical development strategy of the Company’s current immune-oncology UCART product candidates. He has also been serving as a core member of the senior clinical team and has been managing a team of physicians and clinical scientists. As Chief Medical Officer, Dr. Frattini oversees clinical research and development for Cellectis’ UCART clinical trial programs. He remains based in Cellectis’ New York office and has joined the Company’s executive committee.

Financial Results

The interim condensed consolidated financial statements of Cellectis, which consolidate the results of Calyxt, Inc. of which Cellectis owned approximately 51.2% of outstanding shares of common stock (as of September 30, 2022), have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this Q3 2022 financial results press release.

Cash: As of September 30, 2022, Cellectis, including Calyxt, had $103 million in consolidated cash, cash equivalents, and restricted cash of which $95 million are attributable to Cellectis on a stand-alone basis. This compares to $191 million in consolidated cash, cash equivalents and restricted cash as of December 31, 2021, of which $177 million was attributable to Cellectis on a stand-alone basis. This net decrease of $88 million primarily reflects (i) $81 million of net cash flows used in operating, investing and lease financing activities of Cellectis, (ii) $17 million of net cash flows used in operating, capital expenditures and lease financing activities of Calyxt, and (iii) a $10 million unfavorable foreign exchange (FOREX) impact which was partially offset by (i) $10 million of net proceeds from capital raised at Calyxt in February 2022, (ii) $6 million of cash received related to research tax credit prefinancing and (iii) $3 million of cash received related to licenses and milestone payments. Based on the current operating plan, Cellectis excluding Calyxt anticipates that the cash, cash equivalents, and restricted cash as of September 30, 2022 will fund Cellectis’ operations into early 2024.

Revenues and Other Income: Consolidated revenues and other income were $9 million for the nine months ended September 30, 2022 compared to $53 million for the nine months ended September 30, 2021. 99% of consolidated revenues and other income was attributable to Cellectis in the first nine months of 2022. This decrease between the nine months ended September 30, 2022 and 2021 was mainly attributable to (i) a decrease of revenue pursuant to the recognition of a $15 million convertible note obtained as consideration for a “right-to-use” license granted to Cytovia and a $5 million Allogene milestone during the nine-month period ended September 30, 2021, while revenue related to collaboration agreements for the nine months of 2022 consists of the recognition of two milestones related to Cellectis’ agreement with Cytovia for $2 million and the recognition of $1 million related to a change of control of a licensee pursuant to the terms of its license agreement with Cellectis and the amendment to the license agreement (extension of the option term) (ii) a decrease in other revenues of $24 million relating to a change in Calyxt’s business model for its PlantSpring technology and BioFactory, in which no significant revenue was yet recognized.

Cost of Revenues: Consolidated cost of revenues were $1 million for the nine months ended September 30, 2022 compared to $29 million for the nine months ended September 30, 2021. This decrease is driven by the change in Calyxt’s business model for its PlantSpring and BioFactory.

R&D Expenses: Consolidated R&D expenses were $85 million for the nine months ended September 30, 2022 compared to $97 million for the nine months ended September 30, 2021. 89% of consolidated R&D expenses was attributable to Cellectis in the first nine months of 2022. The $11 million decrease between the first nine months of 2022 and 2021 was primarily attributable to (i) a decrease of purchases, external expenses and other by $10 million (from $57 million in 2021 to $47 million in 2022) due to lower consumables, subcontracting costs and depreciation and amortization for the therapeutic segment, (ii) a $1 million decrease in social charges on stock option, and (iii) a $3 million decrease in non-cash stock-based compensation expense partially offset by an increase of $3 million in wages and salaries mainly driven by the increased R&D headcount in the therapeutic segment.

SG&A Expenses: Consolidated SG&A expenses were $25 million for the nine months ended September 30, 2022 compared to $28 million for the nine months ended September 30, 2021. 62% of consolidated SG&A expenses was attributable to Cellectis in the first nine months of 2022. The $3 million decrease primarily reflects (i) a $3 million decrease in wages and salaries, (ii) a $1 million decrease in purchases, external expenses and other (from $14 million in 2021 to $12 million in 2022) partially offset by (i) a $3 million increase in non-cash stock-based compensation expense mainly explained by the favorable impact in 2021 of the recapture of non-cash stock-based compensation from the forfeiture of certain of Calyxt’s former CEO’s unvested stock options, restricted stock units, and performance stock units following his departure.

Net Income (loss) Attributable to Shareholders of Cellectis: The consolidated net loss attributable to shareholders of Cellectis was $79 million (or $1.74 per share) for the nine months ended September 30, 2022, of which $73 million was attributed to Cellectis, compared to $89 million (or $2.00 per share) for the nine months ended September 30, 2021, of which $75 million was attributed to Cellectis. This $10 million decrease in net loss between first nine months 2022 and 2021 was primarily driven by (i) an increase in net financial gain of $14 million, (ii) a decrease of $28 million of cost of revenue, (iii) a $11 million decrease of research and development and, (iv) a $3 million decrease of SG&A expenses partially offset by a decrease in revenues and other income of $45 million.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis: The consolidated adjusted net loss attributable to shareholders of Cellectis was $72 million (or $1.58 per share) for the nine months ended September 30, 2022, of which $67 million is attributed to Cellectis, compared to a net loss of $80 million (or $1.79 per share) or the nine months ended September 30, 2021, of which $66 million was attributed to Cellectis. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing our cash spending at Cellectis for the Full Year of 2022 in the following areas:

  Supporting the development of our pipeline of product candidates, including the manufacturing and clinical trial expenses of UCART123, UCART22, UCARTCS1, UCART 20x22 and new product candidates, and
  Operating our state-of-the-art manufacturing capabilities in Paris (France), and Raleigh (North Carolina, U.S.A); and
  Continuing strengthening our manufacturing and clinical departments.

As of the date of this interim report, BALLI-01 (UCART22 Phase 1 open label Study) is currently enrolling patients at (i) dose level 3 (DL3) with an FCA preconditioning regimen and (ii) dose level 2 (DL2) using UCART22 batches manufactured from an upgraded Cellectis internal manufacturing Process 2 (P2) with an FCA preconditioning regimen.

CELLECTIS S.A.
(unaudited)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
($ in thousands, except per share data)

	As of
	December 31, 2021	Unaudited September 30, 2022

ASSETS
Non-current assets
Intangible assets	1,854	1,511
Property, plant, and equipment	78,846	70,759
Right-of-use assets	69,423	58,112
Non-current financial assets	6,524	8,926
Total non-current assets	156,647	139,307

Current assets
Trade receivables	20,361	802
Subsidies receivables	9,268	12,152
Other current assets	9,665	8,311
Cash and cash equivalent and Current financial assets	186,135	119,008
Total current assets	225,429	140,272
TOTAL ASSETS	382,076	279,580

LIABILITIES
Shareholders’ equity
Share capital	2,945	2,949
Premiums related to the share capital	934,696	579,047
Currency translation adjustment	(18,021)	(35,434)
Retained earnings	(584,129)	(330,595)
Net income (loss)	(114,197)	(79,326)
Total shareholders’ equity - Group Share	221,293	136,641
Non-controlling interests	15,181	8,971
Total shareholders’ equity	236,474	145,612

Non-current liabilities
Non-current financial liabilities	20,030	14,699
Non-current lease debts	71,526	63,592
Non-current provisions	4,073	2,646
Other non-current liabilities	626	-
Total non-current liabilities	96,254	80,937

Current liabilities
Current financial liabilities	2,354	10,379
Current lease debts	8,329	7,971
Trade payables	23,762	22,353
Deferred revenues and deferred income	301	320
Current provisions	871	425
Other current liabilities	13,731	11,582
Total current liabilities	49,348	53,030
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	382,076	279,580

Cellectis S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the three-month period ended September 30, 2022
$ in thousands, except per share amounts

	For the three-month period ended September 30,
	2021	2022

Revenues and other income
Revenues	8,312	217
Other income	2,516	1,704
Total revenues and other income	10,827	1,921
Operating expenses
Cost of revenue	(9,213)	(367)
Research and development expenses	(34,324)	(26,667)
Selling, general and administrative expenses	(9,675)	(7,641)
Other operating income (expenses)	18	(408)
Total operating expenses	(53,195)	(35,082)

Operating income (loss)	(42,368)	(33,162)

Financial gain (loss)	2,296	1,896

Net income (loss)	(40,071)	(31,265)
Attributable to shareholders of Cellectis	(37,413)	(28,467)
Attributable to non-controlling interests	(2,658)	(2,798)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.82)	(0.63)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.82)	(0.63)

Cellectis S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the nine-month period ended September 30, 2022
$ in thousands, except per share amounts

	For the nine-month period ended September 30,
	2021	2022

Revenues and other income
Revenues	45,088	3,262
Other income	8,320	5,255
Total revenues and other income	53,408	8,517
Operating expenses
Cost of revenue	(29,113)	(1,081)
Research and development expenses	(96,663)	(85,194)
Selling, general and administrative expenses	(27,894)	(25,336)
Other operating income (expenses)	506	608
Total operating expenses	(153,163)	(111,003)

Operating income (loss)	(99,755)	(102,485)

Financial gain (loss)	2,728	17,009

Net income (loss)	(97,027)	(85,476)
Attributable to shareholders of Cellectis	(89,201)	(79,326)
Attributable to non-controlling interests	(7,827)	(6,150)
Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(2.00)	(1.74)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(2.00)	(1.74)

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Third Quarter
(unaudited) - ($ in thousands)

	For the three-month period ended September 30, 2021			For the three-month period ended September 30, 2022
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	8,288	24	8,312	42	175	217
External other income	0	2,516	2,516	-	1,704	1,704
External revenues and other income	8,288	2,540	10,827	42	1,879	1,921
Cost of revenue	(8,807)	(407)	(9,213)	(0)	(367)	(367)
Research and development expenses	(2,523)	(31,802)	(34,324)	(2,830)	(23,837)	(26,667)
Selling, general and administrative expenses	(3,992)	(5,683)	(9,675)	(2,738)	(4,903)	(7,641)
Other operating income and expenses	18	(1)	18	(282)	(125)	(408)
Total operating expenses	(15,304)	(37,892)	(53,195)	(5,850)	(29,233)	(35,082)
Operating income (loss) before tax	(7,016)	(35,352)	(42,368)	(5,808)	(27,353)	(33,162)
Financial gain (loss)	(291)	2,588	2,296	90	1,806	1,896
Net income (loss)	(7,307)	(32,764)	(40,071)	(5,718)	(25,547)	(31,265)
Non controlling interests	2,658	-	2,658	2,798	-	2,798
Net income (loss) attributable to shareholders of Cellectis	(4,650)	(32,764)	(37,413)	(2,920)	(25,547)	(28,467)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	151	3,219	3,370	116	809	925
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	707	986	1,693	434	521	955
Adjustment of share-based compensation attributable to shareholders of Cellectis	858	4,204	5,062	550	1,330	1,880
Adjusted net income (loss) attributable to shareholders of Cellectis	(3,792)	(28,560)	(32,351)	(2,370)	(24,218)	(26,587)
Depreciation and amortization	(615)	(3,708)	(4,323)	(438)	(4,305)	(4,744)
Additions to tangible and intangible assets	69	3,426	3,495	218	223	442

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – First nine-months
(unaudited) - ($ in thousands)

	For the nine-month period ended September 30, 2021			For the nine-month period ended September 30, 2022
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	25,004	20,085	45,088	115	3,147	3,262
External other income	1,528	6,792	8,320	-	5,255	5,255
External revenues and other income	26,532	26,876	53,408	115	8,402	8,517
Cost of revenue	(27,512)	(1,601)	(29,113)	(0)	(1,081)	(1,081)
Research and development expenses	(8,358)	(88,304)	(96,663)	(9,127)	(76,067)	(85,194)
Selling, general and administrative expenses	(11,520)	(16,373)	(27,894)	(9,539)	(15,797)	(25,336)
Other operating income and expenses	25	481	506	(40)	649	608
Total operating expenses	(47,366)	(105,797)	(153,163)	(18,706)	(92,297)	(111,003)
Operating income (loss) before tax	(20,834)	(78,921)	(99,755)	(18,591)	(83,894)	(102,485)
Net financial gain (loss)	(875)	3,603	2,728	5,990	11,019	17,009
Net income (loss)	(21,709)	(75,318)	(97,027)	(12,601)	(72,875)	(85,476)
Non-controlling interests	7,827	-	7,827	6,150	-	6,150
Net income (loss) attributable to shareholders of Cellectis	(13,883)	(75,318)	(89,201)	(6,451)	(72,875)	(79,326)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	682	6,922	7,604	332	3,943	4,274
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	(208)	1,901	1,693	1,224	1,713	2,937
Adjustment of share-based compensation attributable to shareholders of Cellectis	474	8,823	9,297	1,555	5,656	7,211
Adjusted net income (loss) attributable to shareholders of Cellectis	(13,409)	(66,495)	(79,904)	(4,896)	(67,219)	(72,114)
Depreciation and amortization	(1,834)	(9,651)	(11,485)	(1,754)	(13,739)	(15,493)
Additions to tangible and intangible assets	377	14,446	14,822	890	1,675	2,565

Note Regarding Use of Non-IFRS Financial Measures
Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock- based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME – Third Quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended September 30,
	2021	2022

Net income (loss) attributable to shareholders of Cellectis	(37,413)	(28,467)
Adjustment:	5,062	1,880
Non-cash stock-based compensation expense attributable to shareholders of Cellectis
Adjusted net income (loss) attributable to shareholders of Cellectis	(32,351)	(26,587)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.71)	(0.58)

Weighted average number of outstanding shares, basic (units) (1)	45,471,977	45,540,315

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.71)	(0.58)

Weighted average number of outstanding shares, diluted (units) (1)	45,471,977	45,540,315
  When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME – First nine-months
(unaudited)
($ in thousands, except per share data)

	For the nine-month period ended September 30,
	2021	2022

Net income (loss) attributable to shareholders of Cellectis	(89,201)	(79,326)
Adjustment:	9,297	7,211
Non-cash stock-based compensation expense attributable to shareholders of Cellectis
Adjusted net income (loss) attributable to shareholders of Cellectis	(79,904)	(72,114)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(1.79)	(1.58)

Weighted average number of outstanding shares, basic (units) (1)	44,599,935	45,511,626

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(1.79)	(1.58)

Weighted average number of outstanding shares, diluted (units) (1)	44,599,935	45,511,626

(1) When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM). .HEAL is a new platform focusing on hemopoietic stem cells to treat blood disorders, immunodeficiencies and lysosomal storage diseases. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

AlloCAR T™ is a trademark of Allogene Therapeutics, Inc.

For more information, visit www.cellectis.com
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, +33776991433, media@cellectis.com
Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Investor Relation contact:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 (617) 430 7577

Forward-looking Statements
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could,” “may” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by our licensed partners. Forward-looking statements include statements about advancement, timing and progress of our and our partners’ clinical trials (including with respect to patient enrollment and follow-up), the timing of presentation of data, the operational capabilities at our manufacturing facilities and the sufficiency of cash to fund operations. the potential of our preclinical programs and product candidates. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2021 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

1 Cash position includes cash, cash equivalent, current financial assets and restricted cash. Restricted cash was $5million as of September 30, 2022.

Attachment

  Q3-2022-EarningsPR-English-PW (2) (https://ml.globenewswire.com/Resource/Download/7663e8df-8fef-49ed-b180-0f30aa843762)